Exhibit 99.1

NQ Mobile Inc. Announces Sale of a Minority Interest Investment in Its Wholly Owned Enterprise Subsidiary, NationSky

BEIJING and DALLAS, June 10, 2014 — NQ Mobile Inc. (“NQ Mobile” or the “Company”) (NYSE: NQ), a leading global provider of mobile Internet services, today announced that it has entered into a definitive agreement to sell a minority interest in its wholly owned subsidiary, Beijing NationSky Network Technology, Inc. (“NationSky”).

Specifically, NQ Mobile has signed a definitive agreement to sell 3.40% of NationSky for $18 million, at a pre-money valuation of $500 million or post-money valuation of $530 million, to Beijing Guorun Qilian Venture Capital Center (LP). In addition, NQ Mobile intends to sell up to 2.30% of NationSky for $12 million to other investors within the next two months. The funds will be used for research and development, marketing, working capital activities and the expansion of NationSky’s core operations. The investors have a right to demand the redemption of their shares if NationSky does not complete a qualified initial public offering, or find a third party buyer to acquire all or part of its shares for a valuation of at least $550 million for NationSky’s business within 24 months after the investment is completed.

“NationSky is one of a significant number of exciting and fast-growing businesses and assets that make our overall company unique and attractive,” said Dr. Henry Lin, co-Founder and co-CEO of NQ Mobile. “We are excited about this investment by Beijing Guorun Qilian Venture Capital Center and believe that NationSky will continue to be a leader in the enterprise mobility market in China.”

“We are excited about the opportunity to invest in NQ Mobile’s wholly owned subsidiary, NationSky,” said Mr. Wang Pengwei, Founding Partner of Beijing Guorun Qilian Venture Capital Center. “We believe that the enterprise mobility segment is important as more and more companies need help to maximize the productivity of their workforce and safety of their corporate data on the mobile Internet, and NationSky has a proven track record in the enterprise mobility market.”

About NQ Mobile

NQ Mobile Inc. (NYSE: NQ) is a leading global provider of mobile Internet services. NQ Mobile is a mobile security pioneer with proven competency to acquire, engage, and monetize customers globally. NQ Mobile’s portfolio includes mobile security and mobile games & advertising for the consumer market and consulting, mobile platforms and mobility services for the enterprise market. As of December 31, 2013, NQ Mobile maintained a large, global user base of 481 million registered user accounts and 136 million monthly active user accounts through its consumer mobile security business, 107 million registered user accounts and 20 million monthly active user accounts through its mobile games & advertising business and over 1,250 enterprise customers. NQ Mobile maintains dual headquarters in Dallas, Texas, USA and Beijing, China. For more information on NQ Mobile, please visit http://www.nq.com.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

INVESTOR RELATIONS:

NQ Mobile Inc.

+852 3975 2853

+1 469 310 5281

investors@nq.com

MEDIA CONTACTS:

Sherry Smith

MWW for NQ Mobile

+1-646-797-3139

ssmith@mww.com

Kim Titus,

NQ Mobile

+1-972-841-0506

kim.titus@nq.com